The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 10-11

BALANCED. FORWARD - LOOKING. RESPONSBLE.
1ST QUARTER FINANCIAL REPORT

1st Quarter Financial Report Government of Saskatchewan August 20, 2010

1st Quarter Financial Report General Revenue Fund Update

INTRODUCTION

The 2010-11 first quarter report reflects a $161.7 million increase in General Revenue Fund (GRF) expense, predominantly related to costs associated with the flooding that has occurred in Saskatchewan over the spring and summer.

This increased expense is entirely offset by higher revenue, predominantly due to higher-than-expected revenue from the first three land sales in the fiscal year.

As a result, the province’s finances are on track to meet the 2010-11 Budget expectations through the first quarter of the fiscal year.

The magnitude of the flooding will obviously have a significant impact on the agricultural sector in Saskatchewan.  And, this in turn will impact overall provincial economic performance in 2010.  However, it is still too soon to determine with any certainty what the extent of the impact will be.  The actual effect on crop production will only be clear once the 2010 crop is in the bin.

At the same time, the rest of the economy appears to be performing at least as well as anticipated in the 2010-11 Budget.

The strong results of the first three land sales in the fiscal year indicate continued interest in oil and gas prospects within the province and potash markets have recovered significantly.

Many of the key economic indicators – including those for population, employment, retail sales and mineral production – remain quite positive relative to last year’s performance.

While private sector forecasters are reducing their expectations for 2010 real GDP growth in Saskatchewan, the average (at 2.7 per cent) remains above the 2.6 per cent 2010-11 Budget projection.

Fewer private sector forecasts project nominal GDP growth.  Three of those that do, have revised their expectations for 2010 downward.

However, these lower nominal GDP projections also remain above those included in the 2010-11 Budget.

1st Quarter Financial Report | GRF Update    1

FINANCIAL OVERVIEW

The 2010-11 first quarter report shows:

·	revenue is up $194.9 million or 2.0 per cent from budget; and,

·	expense is up $161.7 million or 1.6 per cent from budget.

The resulting pre-transfer balance is up $33.2 million from budget.

The budgeted Growth and Financial Security Fund (GFSF) transfer to the GRF is reduced by $33.2 million, maintaining the budgeted GRF surplus.

The GFSF balance is forecast to be $797.3 million at the end of 2010-11.   This reflects the additional $253.3 million added to the GFSF at the end of 2009-10, reduced by the 2010-11 net transfer of $161.0 million to the GRF.

The closing balance is thus $286.5 million higher than expected in the 2010-11 Budget.

2010-11 GRF Financial Summary
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(millions of dollars)
Revenue	$9,949.9	$10,144.8	$194.9
Expense	10,124.1	10,285.8	161.7
Pre-transfer Surplus (Deficit)	$(174.2)	$(141.0)	$33.2
Transfer to GFSF	-	-	-
Transfer from GFSF	194.2	161.0	(33.2)
Net Transfer from (to) GFSF	194.2	161.0	(33.2)
GRF Surplus	$20.0	$20.0	$-

GFSF Opening Balance *	$705.0	$958.3	$253.3
Net Transfer from (to) GRF	(194.2)	(161.0)	33.2
GFSF Balance	$510.8	$797.3	$286.5

Government General Public Debt **	$4,145.3	$4,140.5	$(4.8)
* 1st Quarter Forecast of 2010-11 opening balance has been adjusted to reflect 2009-10 actual transfers to the GFSF. ** 1st Quarter Forecast is at the March 31, 2010 actual level.

 2   1st Quarter Financial Report | GRF Update

REVENUE UPDATE

At the first quarter, GRF revenue is forecast to increase $194.9 million from the 2010-11 Budget estimate.

Revenue Reconciliation (millions of dollars)
Budget Estimate	$9,949.9
First Quarter Changes
Crown Land Sales	+ 252.7
Potash	- 16.0
Oil	- 12.9
SLGA	- 9.3
Federal Transfers	- 8.7
Natural Gas	- 7.7
Other Net Changes	- 3.2
Total Change	+ 194.9

1st Quarter Forecast	$10,144.8

Non-renewable resource revenue is up $215.2 million due to higher-than-expected Crown land sales, partially offset by lower forecasts for potash, oil, natural gas and other non-renewable resource revenue.

Crown land sales are forecast to increase by $252.7 million, primarily due to higher-than-expected revenue generated from the first three land sales and continued interest in oil and gas prospects within the province.

Potash revenue is forecast to decrease by $16.0 million, primarily due to increased capital spending forecasts.  The 2010-11 average price forecast has been increased to US$349 per KCl tonne (C$596 per K2O tonne), from the budget assumption of US$308 per KCl tonne (C$529 per K2O tonne).  Total sales in 2010-11 are now forecast at 8.6 million K2O tonnes, up from the budget assumption of 8.1 million K2O tonnes.

Oil revenue is forecast to decrease by $12.9 million, primarily due to a decrease in the average royalty/tax rate, partially offset by higher-than-budgeted average wellhead prices.  At the same time, production levels have been increased from the budget assumption.

The 2010-11 average wellhead price, in Canadian dollars, is now forecast at $64.21 per barrel, up from the budget assumption of $63.40 per barrel.  This increase reflects an increase in the West Texas Intermediate (WTI) oil price forecast, from US$77.50 per barrel at budget to US$78.23 per barrel at first quarter, partially offset by an increase in the exchange rate.  The exchange rate is forecast to average 95.95 US cents in 2010-11, up from the budget estimate of 95.50 US cents.

Natural gas is forecast to decrease by $7.7 million, primarily due to lower price and production forecasts.  The average 2010-11 natural gas price is now forecast to be $3.93 per gigajoule (GJ), down from the budget assumption of $4.40 per GJ.  The production forecast has decreased from 188.7 billion cubic feet (bcf) at budget to 177.8 bcf at first quarter.

Transfers from Crown entities are down $11.6 million, due to a lower Saskatchewan Liquor and Gaming Authority (SLGA) dividend ($9.3 million)

1st Quarter Financial Report | GRF Update    3

and a lower-than-budgeted Saskatchewan Gaming Corporation (SGC) transfer ($2.3 million).

The lower SLGA dividend is a result of decreased Saskatchewan Indian Gaming Authority net income results for 2009-10 and projections for 2010-11.  The lower SGC transfer is the result of lower-than-budgeted profits in the April through June period due in large part to the work stoppage at Casino Regina.

Federal transfers are forecast to decrease $8.7 million.  A $13.0 million increase in federal contributions to the Provincial Disaster Assistance Program are more than fully offset by decreases in cost-sharing for the Agristability and Crop Insurance programs due to lower administration costs, the receipt of  Knowledge Infrastructure Program funding in 2009-10 rather than 2010-11, and lower infrastructure funding due to construction delays and lower-than-expected eligible costs.

4   1st Quarter Financial Report | GRF Update

EXPENSE UPDATE

At first quarter, total GRF expense is forecast to be up $161.7 million from budget.
Expense Reconciliation (millions of dollars)
Budget Estimate	$10,124.1
First Quarter Changes
Agriculture	+ 144.0
Corrections, Public Safety
and Policing	+ 23.0
Justice and Attorney General	+ 3.4
Enterprise and Innovation
Programs	+ 2.3
First Nations and
Métis Relations	- 10.7
Other Net Changes	- 0.3
Total Change	+ 161.7

1st Quarter Forecast	$10,285.8

Increases since budget occurred in the following ministries.

·	Agriculture is up $144.0 million from budget, primarily due to the provincial contribution to the Canada-Saskatchewan Excess Moisture Program.

·
Corrections, Public Safety and Policing is up $23.0 million from budget, primarily due to increases for claims under the Provincial Disaster Assistance Program and adult corrections inmate count management.

·	Justice and Attorney General is up $3.4 million from budget, mainly due to increased workloads in Court Services as well as the Public Guardian and Trustee.

·
Enterprise and Innovation Programs is up $2.3 million from budget.  This increase primarily reflects an extension of the original Ethanol Fuel Tax Rebate program, while consultations on program changes are finalized.

Decreases since budget occurred in the following ministries.

·
First Nations and Métis Relations is down $10.7 million from budget, primarily due to reductions in payments under the gaming agreements, reflecting lower Saskatchewan Indian Gaming Authority earnings in 2009-10 and 2010-11 projections, and lower 2010 Saskatchewan Gaming Corporation net profits.

·
Tourism, Parks, Culture and Sport is down $0.6 million from budget due to a decrease in gaming payments to the Community Initiatives Fund resulting from lower actual Saskatchewan Gaming Corporation net profits in the three month period (April through June).

1st Quarter Financial Report | GRF Update    5

DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government general public debt at March 31, 2011 is currently forecast to be $4.1 billion, unchanged from March 31, 2010.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is forecast to be $0.7 billion, a decrease of $88.6 million from March 31, 2010.  GBE specific public debt is forecast to be $3.7 billion, an increase of $663.9 million from March 31, 2010.

Taken together, Crown corporation public debt is currently forecast to be $4.4 billion, an increase of $575.3 million.

While Crown corporation public debt is forecast to be up from 2009-10, this increase is $119.8 million lower than the increase anticipated in the budget, primarily due to reduced borrowing requirements at SaskPower.

Debt Summary
		2010-11	Change from
	2009-10	1st Quarter	2009-10
As at March 31	Actual	Forecast	Actual
	(millions of dollars)
Government General Public Debt	$4,140.5	$4,140.5	$-
Crown Corporation General Public Debt	818.7	730.1	(88.6)
Government Business Enterprise Specific Public Debt	3,033.4	3,697.3	663.9
Public Debt	$7,992.6	$8,567.9	$575.3
Guaranteed Debt	$17.1	$57.1	$40.0

6   1st Quarter Financial Report | GRF Update

2010-11 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)

Corporation Income	$762,500	$762,500	$-
Fuel	452,700	452,700	-
Individual Income	1,964,700	1,964,700	-
Provincial Sales	1,186,300	1,186,300	-
Tobacco	235,100	235,100	-
Other	257,900	257,900	-
Taxes	$4,859,200	$4,859,200	$-

Crown Land Sales	$202,800	$455,500	$252,700
Natural Gas	42,200	34,500	(7,700)
Oil	1,098,300	1,085,400	(12,900)
Potash	221,000	205,000	(16,000)
Resource Surcharge	398,700	398,700	-
Other	145,000	144,100	(900)
Non-Renewable Resources	$2,108,000	$2,323,200	$215,200

Crown Investments Corporation of Saskatchewan	$266,000	$266,000	$-
- Special Dividend	10,000	10,000	-
Saskatchewan Liquor and Gaming Authority	445,600	436,300	(9,300)
Other Enterprises and Funds	46,900	44,600	(2,300)
Transfers from Crown Entities	$768,500	$756,900	$(11,600)

Fines, Forfeits and Penalties	$11,800	$11,800	$-
Interest, Premium, Discount and Exchange	134,300	134,300	-
Motor Vehicle Fees	152,400	152,400	-
Other Licences and Permits	27,100	27,100	-
Sales, Services and Service Fees	108,300	108,300	-
Transfers from Other Governments	15,600	15,600	-
Other	65,000	65,000	-
Other Revenue	$514,500	$514,500	$-
Own-Source Revenue	$8,250,200	$8,453,800	$203,600

Canada Health Transfer	$811,800	$811,800	$-
Canada Social Transfer	342,400	342,400	-
Other	545,500	536,800	(8,700)
Transfers from the Government of Canada	$1,699,700	$1,691,000	$(8,700)
Revenue	$9,949,900	$10,144,800	$194,900

1st Quarter Financial Report | GRF Update   7

2010-11 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)
Ministries and Agencies
Advanced Education, Employment and Immigration *	$846,131	$846,131	$-
Agriculture	385,776	529,776	144,000
Corrections, Public Safety and Policing	336,205	359,201	22,996
Education	1,135,599	1,135,599	-
- Teachers' Pensions and Benefits	176,815	176,815	-
Energy and Resources	37,720	37,720	-
Enterprise and Innovation Programs	9,547	11,822	2,275
Enterprise Saskatchewan	37,036	37,036	-
Environment	174,299	174,299	-
Executive Council	12,177	12,177	-
Finance	60,353	60,353	-
- Public Service Pensions and Benefits	264,474	264,474	-
Finance Debt Servicing	435,000	435,000	-
First Nations and Métis Relations	85,740	75,040	(10,700)
Government Services	12,472	12,472	-
Health	4,202,106	4,202,106	-
Highways and Infrastructure	402,939	402,939	-
Information Technology Office	16,472	16,472	-
Innovation Saskatchewan	1,318	1,318	-
Justice and Attorney General	140,350	143,739	3,389
Municipal Affairs	382,207	382,207	-
Office of the Provincial Capital Commission	10,082	10,082
Office of the Provincial Secretary	3,417	3,417	-
Public Service Commission	36,873	36,873	-
Saskatchewan Research Council	16,633	16,633	-
Social Services	753,703	753,703	-
Tourism, Parks, Culture and Sport	110,071	109,494	(577)

Legislative Assembly and its Officers
Chief Electoral Officer	1,679	1,679	-
Children's Advocate	1,621	1,697	76
Conflict of Interest Commissioner	156	256	100
Information and Privacy Commissioner	927	977	50
Legislative Assembly	23,950	23,950	-
Ombudsman	2,221	2,294	73
Provincial Auditor	8,017	8,017	-

Expense	$10,124,086	$10,285,768	$161,682
* Includes the appropriations for which administration has been transferred to the Ministry of Labour Relations and Workplace Safety and the Ministry of Social Services.

8    1st Quarter Financial Report | GRF Update

2010-11 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		2010-11	Change from
	2009-10	1st Quarter	2009-10
Debt as at March 31	Actual	Forecast	Actual
	(thousands of dollars)

Government General Public Debt	$4,140,482	$4,140,482	$-

Crown Corporation General Debt
Information Services Corporation of Saskatchewan	$13,547	$13,547	$-
Municipal Financing Corporation of Saskatchewan	6,356	11,356	5,000
Saskatchewan Housing Corporation	31,649	30,294	(1,355)
Saskatchewan Opportunities Corporation	34,536	37,385	2,849
Saskatchewan Power Corporation	398,953	197,876	(201,077)
Saskatchewan Telecommunications Holding Corporation	29,500	30,200	700
Saskatchewan Water Corporation	50,973	62,328	11,355
SaskEnergy Incorporated	253,237	347,137	93,900
Crown Corporation General Public Debt	$818,751	$730,123	$(88,628)

Government Business Enterprise Specific Debt
Municipal Financing Corporation of Saskatchewan	$90,154	$104,767	$14,613
Saskatchewan Gaming Corporation	6,000	13,000	7,000
Saskatchewan Power Corporation	2,117,440	2,622,085	504,645
Saskatchewan Telecommunications Holding Corporation	255,616	471,372	215,756
SaskEnergy Incorporated	564,207	486,094	(78,113)
Government Business Enterprise Specific Public Debt	$3,033,417	$3,697,318	$663,901
Public Debt	$7,992,650	$8,567,923	$575,273
Public Debt by Category
Government General Gross Debt	$6,427,008	$6,092,265	$(334,743)
Government General Sinking Funds	(2,286,526)	(1,951,783)	334,743
Government General Public Debt	$4,140,482	$4,140,482	$-

Crown Corporation Gross Debt	$4,263,017	$4,870,816	$607,799
Crown Corporation Sinking Funds	(410,849)	(443,375)	(32,526)
Crown Corporation Public Debt	$3,852,168	$4,427,441	$575,273
Public Debt	$7,992,650	$8,567,923	$575,273

Guaranteed Debt	$17,058	$57,053	$39,995

1st Quarter Financial Report | GRF Update   9

1st Quarter Financial Report
General Revenue Fund Update
Appendix:  State of the Provincial Economy in 2010

Clearly, the agricultural sector of the economy has been adversely affected by weather in 2010.

The size of the crop will be reduced as a result of the flooding, reducing real GDP.

Prior to the announcement of the Excessive Moisture Program, private sector forecasters were increasing their forecasts of real GDP growth for Saskatchewan in 2010.

Following the announcement, several of the private sector forecasters have updated their Saskatchewan real GDP growth forecasts to reflect the effects of flooding, including:

·
The Conference Board of Canada (CBOC) is now forecasting 2010 real GDP to grow by 1.2 per cent – 2.3 percentage points below their previous forecast of 3.5 per cent.  At the same time, CBOC has increased its outlook for 2011 real GDP growth to 4.5 per cent (up from 2.9 per cent).

·
TD Bank revised its 2010 real GDP growth forecast to 2.1 per cent, 0.2 percentage points below its forecast at the time the 2010-11 budget was finalized, but 0.9 percentage points below what it had been forecasting in May, 2010.

·
The Centre for Spatial Economics (C4SE) has also revised down its forecast for 2010 real GDP growth from 2.4 per cent in January 2010 to 1.3 per cent because of the flooding.  Like CBOC, C4SE is also expecting Saskatchewan’s economy to have much stronger growth of 4.9 per cent in 2011 (up from 3.2 per cent).

The effect of flooding on nominal GDP may be mitigated by crop insurance, excessive moisture payments and rising prices.

This view is clearly shared by the three forecasting agencies that project nominal GDP.

Real GDP Growth Forecasts - Post Flooding (Per Cent Change)
	2010			2011
	At Budget	Post Budget, No Flood	With the Flood	At Budget	Post Budget, No Flood	With the Flood
TD Bank	2.3	3.0	2.1	3.1	3.5	3.8
CBOC	2.5	3.5	1.2	2.9	2.9	4.5
C4SE	2.4	2.4	1.3	3.2	3.2	4.9
BMO	3.5	4.2	2.6	3.8	3.8	4.1
Scotiabank	3.4	3.9	3.3	3.3	3.4	3.4
Average	2.8	3.4	2.1	3.3	3.4	4.1

10   1st Quarter Financial Report | GRF Update

Nominal GDP Projections
(Levels in Billion of Dollars)
	Growth Rate		Level
2008 Level: 64.6	2009	2010	2009	2010
CBOC Current (Summer 2010)	(10.9)	4.2	57.6	60.0
TD Current	(10.1)	6.8	58.1	62.1
C4SE Current	(10.8)	3.1	57.6	59.4
2010-11 Budget	(12.5)	3.8	56.5	58.7

While all three have reduced their expectations of nominal GDP growth in 2010, in each case, the levels of nominal GDP remain above those projected in developing the 2010-11 Budget.

At the same time, the rest of the economy appears to be performing at least as well as expected in the 2010-11 Budget.

Oil and potash prices and production are well above 2009 levels on a year-to-date basis, as are a number of other key economic indicators.

2010 Saskatchewan Economic Indicators
(Per cent Change Unless Noted Otherwise)
	Change	January
	(year-to-date)	through
Population (persons)	16,091	1st Qtr
# of jobs	4,757	July
Average weekly earnings	4.7%	May
Retail sales	3.1%	May
Wholesale trade	6.2%	June
New motor vehicle sales	6.8%	June
Manufacturing sales	5.8%	June
# of housing starts	75.3%	June
Value of building permits	19.6%	June
Non-residential construction	3.9%	June
Exports (total international trade)	5.4%	June
Potash production	131.5%	May
# of oil wells drilled	98.6%	July

1st Quarter Financial Report | GRF Update   11